Exhibit 99.2

Dear shareholder,

We are sending you this voting instruction form (‘form’) because you are a holder of registered shares (‘Shares’) that are registered in the shareholders’ register of Unilever N.V. which is kept in Amsterdam.

This form enables you to give proxy to N.V. Algemeen Nederlands Trustkantoor ANT (‘ANT’) to vote at the Annual General Meeting of Shareholders of Unilever N.V. on the proposed resolutions in accordance with your instruction (‘Voting instruction’).

Please note that the following terms and conditions apply:

1	The Board of Directors has determined that persons entitled to participate in and vote at the Annual General Meeting of Shareholders on 15 May 2007 in person or by proxy shall be those persons who, after all changes have been processed, should be registered in the shareholders’ register of Unilever N.V. on Tuesday 8 May 2007 (the ‘Record date’).

2	If your Voting instruction for a proposal is to be taken into account, this form must have been duly signed, filled in and received by N.V. Algemeen Nederlands Trustkantoor ANT, P.O. Box 11063, 1001 GB, Amsterdam, the Netherlands, at the latest on 8 May 2007 before 5.00 pm.

3	A Voting instruction that is not given or is not given timely or not given correctly will be regarded as invalid.

4	The Voting instruction relates to all Shares that you hold on the Record Date. If you wish to attend the Annual General Meeting of Shareholders of Unilever N.V. in person or via a proxy (other than the one mentioned on this form), you should notify this in accordance with the instructions for attendance that are included in the Notice of Meeting. This notification should have been received by ANT at the latest on 8 May 2007 before 5.00 pm. After receipt of the notification ANT will send you an admission ticket. If you have completed and sent in the form but then decide to attend the Annual General Meeting of Shareholders in person after all, your form will be deemed to be invalid.

5	By signing this form, you confirm that you are in possession of the voting rights attaching to the Shares as at the Record Date.

6	On this form agenda items may be included in an abridged version.

7	A Voting instruction is given with the right of substitution and is governed by the law of the Netherlands.

8	A Voting instruction becomes irrevocable 48 hours prior to the planned commencement of the Annual General Meeting of Shareholders.

9	If you have any questions about this form, you can contact ANT via telephone number 00 31 20 5222 555 or via e-mail registers@ant-trust.nl.

Voting instruction form

For the

Annual General Meeting of Shareholders of Unilever N.V. to be held on Tuesday 15 May 2007 at 10.30 am in the Rotterdam Hall of the Beurs-World Trade Center, Beursplein 37 in Rotterdam.

Agenda

1	Consideration of the Annual Report for the 2006 financial year submitted by the Board of Directors and the report of the Remuneration Committee.

2	Adoption of the Annual Accounts and appropriation of the profit for the 2006 financial year. (resolution)

3	Corporate Governance.

4	Discharge of the Executive Directors. (resolution)

5	Discharge of the Non-Executive Directors. (resolution)

6	Appointment of Executive Directors. (resolutions)

	6a	PJ Cescau
	6b	CJ van der Graaf
	6c	RD Kugler

7	Appointment of Non-Executive Directors. (resolutions)

	7a	The Rt Hon The Lord Brittan of Spennithorne QC, DL
	7b	Professor W Dik
	7c	CE Golden
	7d	Dr BE Grote
	7e	The Lord Simon of Highbury CBE
	7f	J-C Spinetta
	7g	KJ Storm
	7h	J van der Veer
	7i	Professor G Berger
	7j	N Murthy
	7k	H Nyasulu
	7l	M Treschow

8	Remuneration of Executive Directors. (resolution)

9	Remuneration of Non-Executive Directors. (resolution)

10	Alteration to the Articles of Association. (resolution)

11	Appointment of Auditors charged with the auditing of the Annual Accounts for the 2007 financial year. (resolution)

12	Designation of the Board of Directors as the company body authorised in respect of the issue of shares in the Company. (resolution)

13	Authorisation of the Board of Directors to purchase shares in the Company and depositary receipts therefor. (resolution)

14	Questions.

Please ensure you fold and then detach and return this portion of the form

I hereby give proxy to/instruct N.V. Algemeen Nederlands Trustkantoor ANT to vote as I have indicated below.

Please indicate your Voting instruction by placing an ‘x’ in the appropriate numbered box in dark blue or black ink only.

Signing this form confirms your acceptance of the terms and conditions set out on the last page.

	For	Against	Vote withheld		For	Against	Vote withheld

2				7g

4				7h

5				7i

6a				7j

6b				7k

6c				7l

7a				8

7b				9

7c				10

7d				11

7e				12

7f				13

After completing and signing this voting instruction form, please return it in the enclosed envelope.

If you have not received a pre-printed envelope, please return this form in an envelope to the following address:

N.V. Algemeen Nederlands Trustkantoor ANT
Proxy Voting
P.O. Box 11063
1001 GB Amsterdam
The Netherlands

Page number shareholders’ register	#:

Surname and initial(s) in capital letters
Signature(s)	Date